SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TP BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEOMAGIC CORPORATION

 (Name of Issuer)

Common Stock, Par Value $.001 per share

 (Title of Class of Securities)

640497202

 (CUSIP Number)

David Tomasello
Attiva Capital Partners LTD
275 Madison Avenue, 4th Floor
New York, New York, 10016
Telephone: (917) 668-1217

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 640497202	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ATTIVA CAPITAL PARTNERS LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BVI

	7	SOLE VOTING POWER

NUMBER OF		623,100 shares (equal to 4.96% of the share capital)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH		0 SHARES
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

623,100 shares (equal to 4.96% of the share capital)

	10	SHARED DISPOSITIVE POWER

0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

623,100 shares out of 1,878,353 aggregate shares collectively owned by all the Reporting Persons (as hereafter defined)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.96% of the aggregate 14.94% interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 640497202	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

COMPLEJO METALURGICO DE CUMANA – VENEZUELA (“COMMETASA”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

VENEZUELA

		7	SOLE VOTING POWER

NUMBER OF			418,000 shares (equal to 3.33% of the share capital)
SHARES
BENEFICIALLY		8	SHARED VOTING POWER
OWNED
BY EACH			0
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER

418,000 shares (equal to 3.33% of the share capital)

		10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

418,000 shares out of 1,878,353 aggregate shares collectively owned by all the Reporting Persons

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

3.33% of the aggregate 14.94% interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 640497202	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ANTONIO TOMASELLO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ITALY

		7	SOLE VOTING POWER

NUMBER OF			682,253 shares (equal to 5.43% of the share capital)
SHARES
BENEFICIALLY		8	SHARED VOTING POWER
OWNED
BY EACH			0
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER

682,253 shares (equal to 5.43% of the share capital)

		10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

682,253 shares out of 1,878,353 aggregate shares collectively owned by all the Reporting Persons

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.43% of the aggregate 14.94% interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 640497202	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

DAVID TOMASELLO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

VENEZUELA

		7	SOLE VOTING POWER

NUMBER OF			155,000 (equal to 1.23% of the share capital)
SHARES
BENEFICIALLY		8	SHARED VOTING POWER
OWNED
BY EACH			0
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER

155,000 (equal to 1.23% of the share capital)

		10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

155,000 shares out of 1,878,353 aggregate shares collectively owned by all the Reporting Persons

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

1.23% of the aggregate 14.94% interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

IN

  United States
Securities and Exchange Commission

Schedule 13D

Item 1.  Security and Issuer

 This statement relates to the common stock, $.001 par value per share (the “Common Stock”), of NeoMagic Corporation (the “Company” or “Issuer”), whose principal executive offices are located at 780 Montague Expressway, #504, San Jose, California, 95131.

Item 2.  Identity and Background

(a)	Attiva Capital Partners LTD (hereinafter referred to as the “Attiva Reporting Person”)	Commetasa (“Commetasa Reporting Person”)	Antonio Tomasello (“Antonio Tomasello Reporting Person”)	David Tomasello (“David Tomasello Reporting Person”) and together with the Attiva Reporting Person, The Commetasa Reporting Person, the Antonio Tomasello Reporting Person, the “Reporting Persons”
(b)
The purpose of business of Attiva Reporting Person is financial investing. The Attiva Reporting Person is a Limited Partnership incorporated under the laws of the British Virgin Island.  The members of the Attiva Reporting Person are David Tomasello and Gonzalo Mendoza.  David Tomasello is the managing partner of the Attiva Reporting Person
		The purpose of business of Commetasa Reporting Person is carrying out heavy metal work in Venezuela.	Avenida Cristobal Colon Residencias Vista Azul, Penthouse A, Cumana, Estado Sucre 6101 Venezuela	Avenida Cristobal Colon, Edificio Flavesa, Cumana — Estado Sucre, Venezuela
(c)	The address(es) of principal business and principal offices of business of the Attiva Reporting Person is: 275 Madison Avenue, 4th Floor, New York, NY 10016	The address(es) of principal business and principal offices of business of the Commetasa Reporting Person is: Zona Industrial el Peñon Av. Principal, Cumana, Edo. Sucre, Venezuela	President, Metalinvest, S.A., Avenida Cristobal Colon Edificio Vista Azul PH — D, Cumana, Estado Sucre 6101, Venezuela	Chairman of the Commetasa Reporting Person, Managing Partner of the Attiva Reporting Person.
(d)	None	None	None	None
(e)	None	None	None	None
(f)	Organized in BVI	Organized in Venezuela	Citizen of Italy, father of David Tomasello	Citizen of Venezuela, son of Antonio Tomasello

Item 3.  Source and Amount of Funds or Other Consideration

The Attiva Reporting Person and the Commetasa Reporting Person used working capital to make all acquisitions of Common Stock currently owned by each of them, respectively.

The Antonio Tomasello Reporting Person and the David Tomasello Reporting Person used personal funds to make all acquisitions of Common Stock currently owned by each of them, respectively.

Item 4.  Purpose of Transaction

The disclosures below are specifically intended to reflect information relating to clauses (a), (b), (c), (d) and (j) of Item 4 of Schedule 13D.
Each of the Reporting Persons intend to review his or its investments in the Issuer on a continuing basis and any of them may engage in discussions with management and the Board of Directors concerning the business, operations and future plans of the Issuer as he or it deems appropriate. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as he or it deems appropriate in particular, but without any limitation, engaging financial, legal and other advisors, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board of directors or operations of the Issuer, changes to the overall strategic direction of the Issuer, merger and/or sale opportunities, communicating with other shareholders regarding the Company, purchasing additional shares of Common Stock, selling some or all of his or its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, gaining representation on the board of directors, including without limitation by nominating any director or officer selected by the Reporting Persons, or changing his or its intention with respect to any and all matters referred to in this Item 4. Representatives of the Reporting Persons have engaged in discussions with certain persons, including without limitation semiconductor manufacturers, to explore merger and/or sale opportunities.

Item 5.  Interest in Securities of the Issuer

(a)  The total number of shares of the Issuer’s Common Stock, $.001 par value, outstanding at May 3, 2009, the date of the Issuer’s most recent prior filing, was 12,570,0941. As of the date of this Schedule 13D: the Attiva Reporting person owns 623,100 shares of Common Stock, the Commetasa Reporting Person owns 418,000 shares of Common Stock, the Antonio Tomasello Reporting Person owns 682,253 shares of Common Stock and the David Tomasello Reporting Person owns 155,000 shares of Common Stock. In the aggregate, this represents 1,878,353 shares of the Company’s Common Stock, which is approximately 14.94% of the total shares of the Company’s Common Stock calculated in accordance with Rule 13d-3 promulgated under the Securities Act of 1934

(b) The Attiva Reporting Person has granted David Tomasello, managing partner of the Attiva Reporting Person, the sole power to vote or direct the vote of 623,100 shares of the Company’s Common Stock.  The Commetasa Reporting Person has granted David Tomasello, chairman of the Commetasa Reporting Person, the sole power to vote or direct the vote of 418,000 shares of the Company’s Common Stock.  The Antonio Tomasello Reporting Person has granted David Tomasello, son of the Antonio Tomasello Reporting Person, the sole power to vote or direct the vote of 682,253 shares of the Company’s Common Stock.

(c) The Reporting Persons have effected the transactions listed below in shares of the Company’s Common Stock during the last 60 days. Each of these transactions was effected by means of brokerage transactions over the counter.

Trade Date	Number of shares	Type of Trade	Price per share (US$)
05/29/2009	5,000	Buy	0.025
06/03/2009	1,800	Buy	0.028
06/04/2009	10,000	Buy	0.025
06/10/2009	10,000	Buy	0.029
06/17/2009	5,300	Buy	0.029
07/20/2009	5,000	Buy	0.035
07/22/2009	10,000	Sell	0.065
07/22/2009	10,000	Sell	0.065
07/22/2009	10,000	Sell	0.065
07/22/2009	20,000	Sell	0.065

Commetasa Reporting Person Trades:

Trade Date	Number of shares	Type of Trade	Price per share (US$)
07/09/2009	200,000	Buy	0.0291
07/14/2009	100,000	Buy	0.0283
07/15/2009	50,000	Buy	0.298

The Antonio Tomasello Reporting Person has not carried out any trade in connection with the shares of Common Stock of the Issuer in the past 60 days.

David Tomasello Reporting Person Trades:

Trade Date	Number of shares	Type of Trade	Price per share (US$)
07/20/2009	5,000	Buy	0.037
07/20/2009	10,000	Buy	0.03
07/20/2009	10,000	Buy	0.03
07/20/2009	10,000	Buy	0.037
07/20/2009	10,000	Buy	0.037
07/20/2009	10,000	Buy	0.04

(d) Not Applicable

(e) Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As indicated in Item 5(b), the Attiva Reporting Person has granted David Tomasello, managing partner of the Attiva Reporting Person, the sole power to vote or direct the vote of 623,100 shares of the Company’s Common Stock.  The Commetasa Reporting Person has granted David Tomasello, Chairman of the Commetasa Reporting Person, the sole power to vote or direct the vote of 418,000 shares of the Company’s Common Stock.  The Antonio Tomasello Reporting Person has granted David Tomasello, son of the Antonio Tomasello Reporting Person, the sole power to vote or direct the vote of 682,253 shares of the Company’s Common Stock.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer, other than those disclosed in the present filing.

Item 7.  Material to Be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July [___], 2009

/s/ David Tomasello
David Tomasello, as managing partner of Attiva Capital Partners LTD

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July [___], 2009

/s/ David Tomasello
David Tomasello, as chairman of Complejo Metalurgico De Cumana – Venezuela

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July [___], 2009

/s/ Antonio Tomasello
Antonio Tomasello

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July [__], 2009

/s/ David Tomasello
David Tomasello